UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

INSCI CORP.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

45765T106

(CUSIP Number)

Charles C. Freyer, Esquire

General Counsel

SCP Private Equity Partners II, L.P.

435 Devon Park Drive, Building 300

Wayne, PA 19087

610-254-4242

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

copy to: Spencer W. Franck, Jr.

Saul Ewing LLP

1200 Liberty Ridge Drive, Suite 200

Wayne, PA 19087-5055

215-610-5082

September 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 45765T106	Page 2 of 12

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45765T106	Page 3 of 12

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) SCP Private Equity Partners II, L.P. 23-3037972

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 4,124,580 9. Sole Dispositive Power 0 10. Shared Dispositive Power 4,124,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,124,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.25%*

14.	Type of Reporting Person (See Instructions) PN

*	Based on 52,761,299 shares of the Issuer’s common stock outstanding as of August 8, 2003.

CUSIP No. 45765T106	Page 4 of 12

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) SCP Private Equity II, LLC 23-3047235

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 4,124,580 9. Sole Dispositive Power 0 10. Shared Dispositive Power 4,124,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,124,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.25%*

14.	Type of Reporting Person (See Instructions) CO

*	Based on 52,761,299 shares of the Issuer’s common stock outstanding as of August 8, 2003.

CUSIP No. 45765T106	Page 5 of 12

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to Common Stock, par value $.01 per share (“Common Stock”) of INSCI Corp. (the “Issuer”), whose principal executive office is located at Two Westborough Business Park, Westborough, MA 01581. The Issuer’s Common Stock is currently traded on the Over the Counter Bulletin Board (OTCBB) under the symbol “INSS.”

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is filed jointly on behalf of SCP Private Equity Partners II, L.P. (“SCP L.P.”) and SCP Private Equity II, LLC (“SCP LLC”) (collectively, the “Reporting Persons”). SCP L.P. is a private investment fund. SCP LLC’s principal business is to serve as the manager of the General Partner of SCP L.P. (SCP Private Equity II General Partner, L.P. – the “General Partner”) with respect to the operation and management of SCP L.P. Pursuant to a management agreement, SCP LLC exercises voting and investment powers on behalf of SCP L.P.

The General Partner and the Reporting Persons are organized under the laws of the State of Delaware. The principal business of the General Partner is to serve as the general partner of SCP L.P.

The address of the principal office and principal place of business of the General Partner and both of the Reporting Persons is 435 Devon Park Drive, Building 300, Wayne, PA 19087.

The members of SCP LLC (collectively the “Members” and each a “Member”), and certain information with respect to the Members are set forth in Appendix I hereto, which is incorporated herein by reference.

(d) During the past five years, neither the General Partner, nor either Reporting Person, nor, to the best of each Reporting Person’s knowledge, any Member has been convicted in a criminal proceeding.

(e) During the past five years, neither the General Partner nor either Reporting Person, nor, to the best of each Reporting Person’s knowledge, any Member has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the natural persons named as a Member in Appendix I is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

SCP L.P. will fund the acquisition of securities as set forth in Item 4.

CUSIP No. 45765T106	Page 6 of 12

Item 4.	Purpose of Transaction

On September 5, 2003, SCP L.P. acquired 206,229 shares of the Issuer’s Series C Convertible Preferred Stock, par value $.01 per share (“Series C Preferred”) at a purchase price per share of $1.9396, pursuant to the Series C Convertible Preferred Stock Purchase Agreement dated September 4, 2003, between SCP L.P. and the Issuer which is attached hereto as Exhibit 1 and the terms of which are incorporated herein by reference (the “Series C Agreement”). SCP L.P. purchased an additional 309,342 shares of Series C Preferred at the same price per share (the “Escrowed Shares”), and SCP L.P. agreed to place the Escrowed Shares in escrow in accordance with a letter agreement dated September 4, 2003 among SCP L.P., the Issuer, Selway Partners, LLC, a New Jersey limited liability company (“Selway LLC”), Selway Management, Inc. (“Selway Inc.”), a Delaware corporation and CIP Capital L.P., a Delaware limited partnership (“CIP L.P.”), which is attached hereto as Exhibit 2 and the terms of which are incorporated herein by reference (the “Letter Agreement”). Under the Series C Agreement and subject to certain conditions set forth therein, SCP L.P. is also obligated to purchase additional shares of Series C Preferred as follows: (a) 257,785 shares of Series C Preferred against payment of $500,000 by SCP L.P. thirty days after the date of the closing of SCP L.P.’s initial purchase of Series C Preferred (the “Closing” or the “Closing Date”); (b) 257,785 shares of Series C Preferred against payment of $500,000 by SCP L.P. sixty days after the Closing Date; (c) 257,785 shares of Series C Preferred against payment of $500,000 by SCP L.P. ninety days after the Closing Date; and (d) 257,785 shares of Series C Preferred against payment of $500,000 by SCP L.P. one hundred twenty days after the Closing Date. Each share of Series C Preferred is initially convertible into twenty shares of the Issuer’s Common Stock.

In accordance with the terms of the Series C Agreement, the Issuer’s Board of Directors (“Board of Directors”) filed a Certificate of Designation for the Series C Preferred, which is attached hereto as Exhibit 3 and the terms of which are incorporated herein by reference (the “Certificate”), pursuant to which SCP L.P. is entitled to designate two directors to the Board of Directors for so long as it holds shares of Series C Preferred. Effective as of the Closing Date, the Board of Directors elected SCP L.P.’s two designees, Winston J. Churchill and Robert G. Yablunsky to the Board of Directors.

The Certificate also provides that to the extent permitted by law, each committee of the Board of Directors shall include at least one director designated for election by SCP L.P. If any law prohibits or otherwise restricts service by any director designated by SCP L.P. on a Board of Directors committee, SCP L.P. shall be entitled to have a representative of SCP L.P. present at all meetings of such committee to the extent permitted by law.

The Certificate also grants the holders of Series C Preferred certain voting rights in the event that the Issuer liquidates, reorganizes or engages in similar change of control transactions. The Certificate provides that, in addition to any other vote or consent required by the Certificate or by law, the vote of the holders of at least a majority of the outstanding Series C Preferred shall be necessary for effecting or validating the following actions: (a) any authorization or issuance of any other capital stock having rights, preferences or privileges senior to or pari passu with the Series C Preferred; (b) any amendment, alteration, waiver or repeal of any provision of the Certificate of Incorporation (including the Certificate) or the bylaws of the Issuer (including any fil-

CUSIP No. 45765T106	Page 7 of 12

ing of a Certificate of Designation), that alters or changes or adversely affects the voting or other powers, preferences, or other special rights or privileges, or restrictions of the Series C Preferred; (c) any increase or decrease in the number of authorized or outstanding shares of Series C Preferred; (d) any reclassification or recapitalization of any outstanding shares of securities of the Issuer into shares having rights, preferences or privileges senior to or pari passu with the Series C Preferred, or otherwise effecting any change to the rights, preferences and privileges of the Series C Preferred, or any other class or series of capital stock of the Corporation, which would adversely affect the Series C Preferred; (e) any increase or decrease in the number of directors constituting the entire Board of Directors; (f) any redemption, purchase or other acquisition by the Issuer, either direct or indirect, of any capital stock other than the Series C Preferred; (g) any transaction with any related party or affiliate, including but not limited to any transaction that would result in the repayment of a stockholder loan; (h) any action that would permit any subsidiary or affiliate of the Issuer to sell or issue shares of capital stock to any party other than the Issuer; (i) any action that would increase the number of shares of capital stock available for issuance by the Issuer to employees, consultants or other third-parties; or in connection with acquisitions; or (j) any action that would result in the Issuer incurring or assuming more than $3,000,000 of indebtedness, either on an individual or cumulative basis.

Under the Letter Agreement, Selway LLC, Selway Inc. and CIP L.P. agreed to take all reasonable action after the Closing to amend (a) the Certificate of Designations, Number, Powers, Conversion Rights, Preferences and Relative, Participating, Optional, and Other Special Rights and Qualifications, Limitations and Restrictions of Series A Convertible Preferred Stock (the “Series A Designation”) and other related documents to change the conversion price of the Issuer’s Series A Preferred Convertible Preferred Stock, par value $.01 per share (“Series A Preferred”) to $0.11; (b) the Certificate of Designations, Number, Powers, Conversion Rights, Preferences and Relative, Participating, Optional, and Other Special Rights and Qualifications, Limitations and Restrictions of Series B Convertible Preferred Stock (“Series B Designation”) and other related documents in accordance with the terms set forth in the Proposed Series C Preferred Stock Term Sheet dated August 22, 2003, between the Issuer and SCP L.P., which is attached hereto as Exhibit 4 and the terms of which are incorporated herein by reference (“Term Sheet”); and (c) the Series A Designation and the Series B Designation to effectuate such other modifications to such designations for purposes of clarifying the rights and preferences of the Series A Preferred and the Issuer’s Series B Convertible Preferred Stock, par value $.01 per share (the “Series B Preferred”). Under the Letter Agreement, SCP L.P. agreed to cooperate with such parties in good faith to ensure the timely filing of such amendments. The Letter Agreement provides that these changes include, but are not limited to (i) waiver of rights of first refusal, participation and all other preemptive rights as described in the Series A and Series B Investment Agreements for future transactions; (ii) provision of anti-dilution protection as described in the Term Sheet and in the Certificate; (iii) modification of the Series B Preferred Stock conversion price to .09698; (iv) stock split of the Series B Preferred of 35:1, resulting in a total of 4,317,040 shares of Series B Preferred following such stock split. The parties to the Letter Agreement also agreed to negotiate in good faith to amend various operating related restrictions in the Series A and Series B Investment Agreements in recognition of the Issuer’s current business status.

In accordance with the terms of the Series C Agreement, the Registration Rights Agreement dated June 21, 2003, by and among the Issuer, Selway LLC and Selway Inc. was amended

CUSIP No. 45765T106	Page 8 of 12

and restated under the Amended and Restated Registration Rights Agreement dated September 4, 2003, by and among the Issuer, Selway LLC, Selway Inc., CIP L.P. and SCP L.P., which is attached hereto as Exhibit 5 and the terms of which are incorporated herein by reference (“Amended and Restated Registration Rights Agreement”). The Amended and Restated Registration Rights Agreement provides SCP L.P. with certain registration rights with respect to the Issuer’s Common Stock held by SCP L.P. upon conversion of the Series C Preferred. The Amended and Restated Registration Rights Agreement also provides SCP L.P. with certain information rights with respect to the Issuer.

In connection with the Closing, SCP L.P. also entered into a letter agreement dated September 4, 2003, which is attached as Exhibit 6 and the terms of which are incorporated herein by reference, pursuant to which SCP L.P., among other things, agreed to enter into an agreement with the Issuer to vote shares of the Issuer which it owns and is entitled to vote, in favor of nominees Mitchell Klein and Frank Murphy at the Issuer’s scheduled October 2003 annual meeting, for such terms not to exceed one year for which they may be subject to election at such meeting.

On September 5, 2003, SCP L.P. executed a Secured Party Consent which is attached as Exhibit 7, the terms of which are incorporated herein by reference (“Consent”), in connection with the Issuer’s purchase of certain assets. In consideration of its consent to the sale of such assets to the Issuer free and clear of its liens thereon, SCP L.P. will receive 4,476,276 shares of the Issuer’s Common Stock upon satisfaction or waiver of the conditions to effectiveness of such consent.

The Reporting Persons have and are acquiring the securities of the Issuer described in this Schedule 13D as an investment. Except as set forth above, the Reporting Persons have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D. However, all of SCP L.P.’s investments are made with the intention of exiting within a matter of a few years. Accordingly, a future proposal or plan for the sale of the Issuer or of SCP L.P.’s interest in the Issuer by the Reporting Persons is possible. The Reporting Persons reserve the right to change their plans at any time.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Both Reporting Persons may be deemed to be the beneficial owners with shared power to vote and dispose of a total of 4,124,580 shares of the Issuer’s Common Stock (or 7.25% of the outstanding Common Stock of the Issuer). SCP LLC is deemed to be such a beneficial owner as described herein because of an agreement with SCP L.P. granting SCP LLC the power to make voting and investment decisions regarding the securities held by SCP L.P.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 45765T106	Page 9 of 12

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise set forth in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, the General Partner or any of the Members, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

1.	Series C Convertible Preferred Stock Purchase Agreement dated September 4, 2003, by and between SCP Private Equity Partners II, L.P. and INSCI Corp.

2.	Letter agreement dated September 4, 2003, by and among SCP Private Equity Partners II, L.P., INSCI Corp., Selway Partners, LLC, Selway Management, Inc. and CIP Capital L.P.

3.	Certificate of Designation of Series C Convertible Preferred Stock.

4.	Proposed Series C Preferred Stock Term Sheet dated August 22, 2003, by and between SCP Private Equity Partners II, L.P. and INSCI Corp.

5.	Amended and Restated Registration Rights Agreement dated September 4, 2003 by and among SCP Private Equity Partners II, L.P., INSCI Corp., Selway Partners, LLC, Selway Management, Inc. and CIP Capital L.P.

6.	Letter agreement dated September 4, 2003, by and between SCP Private Equity Partners II, L.P. and INSCI Corp.

7.	Secured Party Consent dated September 5, 2003.

8.	Joint Filing Agreement, dated September 11, 2003 between SCP Private Equity Partners II, L.P. and SCP Private Equity II, LLC.

CUSIP No. 45765T106	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

SCP PRIVATE EQUITY PARTNERS II, L.P.

By:	SCP Private Equity II General Partner, L.P., its General Partner

By:	SCP Private Equity II, LLC,

By:	/s/ WINSTON J. CHURCHILL
Name:	Winston J. Churchill
Title:	a Manager

SCP PRIVATE EQUITY II, LLC

By:	/s/ WINSTON J. CHURCHILL
Name:	Winston J. Churchill
Title:	a Manager

CUSIP No. 45765T106	Page 11 of 12

APPENDIX I

SCP Private Equity II, LLC Members

The following are the members of SCP Private Equity II, LLC:

Safeguard Fund Management, Inc.

103 Springer Building

3411 Silverside Road

P.O. Box 7048

Wilmington, DE 19803

Winston J. Churchill

197 Mine Road

Malvern, PA 19355

James W. Brown

1602 Sorrel Road

Malvern, PA 19355

Thomas G. Rebar

547 Carriage House Lane

Harleysville, PA 19438

Wayne B. Weisman

2 Saw Grass Lane

Malvern, PA 19355

SFMI, a holding corporation organized under the laws of Delaware, is a wholly owned subsidiary of Safeguard Delaware, Inc. It is the sole general partner of Safeguard Fund Management, L.P., a Delaware limited partnership, which is the sole general partner of SCP Management II, L.P., the general partner of SCP Private Equity II General Partner, L.P., which is the general partner of SCP Private Equity Partners II, L.P. Messrs. Churchill, Brown, Rebar and Weisman are also principals of the following entities, all of which have the principal address of 435 Devon Park Drive, Building 300, Wayne, PA 19087:

SCP Private Equity II, LLC

SCP Private Equity Management, L.P.

(general partner for SCP Private Equity Partners, L.P.)

SCP Private Equity Partners II, L.P.

SCP Private Equity Management Company, LLC

(management company for SCP Private Equity Partners II, L.P.)

SCP Private Equity II General Partner, L.P.

SCP Management II, L.P.

CUSIP No. 45765T106	Page 12 of 12

EXHIBIT INDEX

EXHIBIT 1	Series C Convertible Preferred Stock Purchase Agreement dated September 4, 2003, by and between SCP Private Equity Partners II, L.P. and INSCI Corp.

EXHIBIT 2.	Letter agreement dated September 4, 2003, by and among SCP Private Equity Partners II, L.P., INSCI Corp., Selway Partners, LLC, Selway Management, Inc. and CIP Capital L.P.

EXHIBIT 3	Certificate of Designation of Series C Convertible Preferred Stock.

EXHIBIT 4	Proposed Series C Preferred Stock Term Sheet dated August 22, 2003, by and between SCP Private Equity Partners II, L.P. and INSCI Corp.

EXHIBIT 5	Amended and Restated Registration Rights Agreement dated September 4, 2003, by and among SCP Private Equity Partners II, L.P., INSCI Corp., Selway Partners, LLC, Selway Management, Inc. and CIP Capital L.P.

EXHIBIT 6	Letter agreement dated September 4, 2003, by and between SCP Private Equity Partners II, L.P. and INSCI Corp.

EXHIBIT 7	Secured Party Consent dated September 5, 2003.

EXHIBIT 8	Joint Filing Agreement, dated September 11, 2003 between SCP Private Equity Partners II, L.P. and SCP Private Equity II, LLC.